UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  7)*

Sirius Satellite Radio Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

82966U 10 3

(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue
Los Angeles, CA 90071
(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. CUSIP No. 82966U 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 149,019,252 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 149,019,252 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,019,252 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 11.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,088,605 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,088,605 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,088,605 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 157,107,857 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 157,107,857 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,107,857 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.4%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 7 to Schedule 13D supplements and amends the Statement on Schedule 13D originally filed on November 24, 1998, Amendment No. 1 filed on January 4, 1999, Amendment No. 2 filed on October 28, 1999, Amendment No. 3 filed on April 10, 2001, Amendment No. 4 filed on April 13, 2001, Amendment No. 5 filed on October 25, 2002 and Amendment No. 6 filed on March 12, 2003, by Apollo Investment Fund IV, L.P. (“AIF IV”), Apollo Overseas Partners IV, L.P. (“Overseas IV”) and Apollo Advisors IV, L.P. (“Advisors IV”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Sirius Satellite Radio Inc., a Delaware corporation (the “Company”), or securities convertible thereto.  Capitalized terms used without definitions in this Amendment No. 7 shall have the respective meanings ascribed to them in the Schedule 13D, as amended.

Responses to each item of this Schedule 13D, as applicable, are incorporated by reference into the response to each other item.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended by deleting it in its entirety and substituting the following therefor:

On January 10, 2005, AIF IV and Overseas IV exercised their New Warrants to purchase shares of Common Stock of the Company in a cashless exercise by the surrender of the right pursuant to the New Warrants to acquire an aggregate of 5,878,185 additional shares of Common Stock.  Upon exercise of the New Warrants, AIF IV and Overseas IV received an aggregate amount of 39,538,505 shares of Common Stock.  Following the exercise of the New Warrants, the Reporting Persons beneficially own an aggregate of 157,107,857 shares of Common Stock.

(a)   See the information contained on the cover pages to this Amendment No. 7 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 1,263,116,089 outstanding shares of Common Stock of the Company, as reported by the Company in its Quarterly Report on Form 10 Q filed on November 9, 2004.

(b) See the information contained on the cover pages to this Amendment No. 7 to Schedule 13D which is incorporated herein by reference.

(c)   There have been no reportable transactions with respect to the Common Stock of the Company within the last 60 days by the Reporting Persons, except as described in this Amendment No. 7 to Schedule 13D.

(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 11, 2005	APOLLO INVESTMENT FUND IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/ Michael D. Weiner
Michael D. Weiner
Vice President

Date:	January 11, 2005	APOLLO OVERSEAS PARTNERS IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its Managing General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/ Michael D. Weiner
Michael D. Weiner
Vice President

Date:	January 11, 2005	APOLLO ADVISORS IV, L.P.

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/s/ Michael D. Weiner
Michael D. Weiner
Vice President